NAM TAI ELECTRONICS, INC.
To Release Q3/05 Results on Monday, October 31, 2005

VANCOUVER, CANADA — October 17, 2005 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it will release its unaudited third quarter results for the period ended September 30, 2005 on Monday, October 31, 2005 at 9:00 a.m. Eastern Time.

An analyst conference call will be held on Monday, October 31, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, October 28, 2005. Shareholders, media, and interested investors may listen to the live conference call over the Internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (651) 291-0618 just prior to its start time. Users will be asked to register with the conference call operator.

Third and Fourth Quarter Dividends

The Company will pay the third quarter dividend of $0.33 per share on or before October 21, 2005 to all shareholders of record at the close of business on September 30, 2005. The record date for the fourth quarter dividend of $0.33 per share is December 31, 2005 and the payment date is on or before January 21, 2006.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information.